

Mail Stop 3628

October 27, 2008

Via Facsimile and U.S. Mail

Morteza Ejabat
Chief Executive Officer
Zhone Technologies, Inc.
7001 Oakport Street
Oakland, CA 94621

> **Re: Zhone Technologies, Inc.**
> **Schedule TO-I**
> **Filed October 17, 2008**
> **File No. 5-57033**

Dear Mr. Ejabat:

 We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer Document: (a)(1)(A)

1. Please revise the cover page of the offering document to include the date you commenced the exchange offer. We understand that date to be October 17, 2008.

Conditions of This Exchange Offer, page 13

2. We note your disclosure that the board retains the authority in its "sole discretion, to extend, amend, withdraw or terminate" the exchange offer. The inclusion of offer conditions is permissible when determination of whether such conditions have been triggered is based on objective criteria, independently verifiable and outside of the offeror's control. In your case, however, the language suggesting that your board in its "sole discretion" may terminate the offer for any reason at any time makes your offer an illusory offer and therefore, in contravention of Section 14(e). Please revise your document to remove these implications.

Acceptance of Eligible Options for Exchange; Issuance of New Options, page 13

3. We note your disclosure on page ii under the heading "Cancellation Date" where you indicate that the "Cancellation Date will be the same date as the Expiration Date and the New Option Grant Date." Based on that language, it appears that new options will be granted on November 17, 2008, the Expiration Date of the exchange offer. However, we note your disclosure on page 13 where you provide that you will "issue new stock option agreements for the New Options as soon as administratively practicable after [you] accept the tendered Eligible Options . . . ." This sentence is confusing because it appears to imply that new options could be issued "as soon as administratively practicable" after the expiration date. If that is the case, you will have to revise your disclosure to indicate that issuance of the new options will occur promptly as oppose to "as soon as administratively practicable." Please refer to Rule 13e-4(f)(5) of the Exchange Act. In the alternative, advise us and in particular, when new options as opposed to new stock option agreements, will be issued.

4. In the same sentence referenced above, we note your disclosure that new stock options will granted "as soon as administratively practicable after [you] accept the tendered Eligible Options, *assuming you are still an employee, officer or director of Zhone or any of its subsidiaries on the New Option Grant Date*." (Emphasis added). Please revise to state that all employees, officers and directors who tender by the expiration date of the exchange offer will receive the consideration offered.

Withdrawal Rights, page 12

5. You indicate that tendered stock options may be withdrawn at any time before the expiration date. Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Material United States Tax Consequences, page 23

6. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

 Miscellaneous, page 26

7. We note your disclosure stating that the exchange offer includes forward-looking statements described in your 2007 Form 10-K as well as in Form 10-Q for the quarter ended June 30, 2008. In that regard, we note disclosure contained in both documents indicating that the forward-looking statements are "subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934." Please note the safe harbor provision of Section 21E(c) of the Exchange Act is not available for any forward-looking statements made in connection with tender offers. In future filings, please clarify that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created under the Exchange Act.

Election Form – Exhibit (a)(1)(D)

8. The form improperly asks option holders to certify that they have read and understand the terms of the offer. Please revise to delete the requirement that option holders certify that they have read and understand the terms of the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Zhone neither views the certification made by option holders that they have read the offering materials as a waiver of liability and that Zhone promises not to assert that this provision constitutes a waiver of liability.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Craig Garner, Esq.
        Ann Buckingham, Esq.
        Latham & Watkins LLP
        12636 High Bluff Drive, Suite 400
        San Diego, CA 92130